FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 01, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights - 30 November 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,805,211,531	4	35,220,846,124
Ordinary Shares of £1.0769* held in treasury	203,688,716	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,009,383,387		35,222,778,684

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,222,778,684 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 01 December 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary